
July 19, 2012

Gregory N. Roberts
Chief Executive Officer
Spectrum Group International, Inc.
1063 McGaw
Irvine, CA 92614

> **Re:** **Spectrum Group International, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed July 5, 2012**
> **File No. 333-180214**

Dear Mr. Roberts:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise your filing to update your compensation disclosure to include the required information for your recently completed fiscal year ended June 30, 2012. For additional guidance, please refer to Interpretive Response 117.05 of the Division of Corporation Finance's Regulation S-K Compliance & Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Material U.S. Federal Income Tax Consequences, page 34

2. Please revise your filing to state clearly that the disclosure in the tax consequences section of the prospectus is the opinion of Kramer Levin Naftalis & Frankel LLP. Please see Section III.B.2 of Staff Legal Bulletin No. 19.

3. We note your disclosure in the last sentence of the third paragraph on page 35. Please revise your filing to discuss possible alternatives and risks to investors of this tax consequence. Please see Section III.C.1 of Staff Legal Bulletin No. 19.

Please contact Angie Kim, Staff Attorney, at (202) 551-3535, Dieter King, Legal Branch Chief, at (202) 551-3338, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Dieter King for

Mara L. Ransom
Assistant Director

cc: Abbe Dienstag
        Kramer Levin Naftalis & Frankel LLP